Exhibit 99.82

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

LAKE SHORE GOLD CORP. (“Lake Shore Gold” or the “Company”)

Suite 2000,

181 University Avenue

Toronto, ON M5H 3M7

Item 2.                                                         Date of Material Change

October 14, 2010

Item 3.                                                         News Release

On October 14, 2010, a news release in respect of the material change was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.                                                         Summary of Material Change

The Company announced that Hochschild Mining plc (“Hochschild”) (LSE:HOC) will sell 109,000,000 common shares of the Company to a syndicate of underwriters on a bought deal basis.

Item 5.                                                         Full Description of Material Change

The Company announced that the Company and Hochschild have entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets (the “Syndicate”) through which the Syndicate will purchase 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public.

The offering is expected to provide Hochschild with proceeds of C$392.4 million prior to payment of expenses and underwriting fees. None of the proceeds will be received by Lake Shore Gold. Immediately following the closing of the offering, Hochschild will continue to hold 21,540,992 common shares of Lake Shore Gold, representing approximately 5.7% of the issued and outstanding common shares.

The common shares will be offered by way of a short form prospectus in British Columbia, Alberta, Manitoba, Ontario and Quebec and may also be offered on a private placement basis in certain jurisdictions outside of Canada pursuant to applicable prospectus or registration exemptions.

Lake Shore Gold will file with the securities commissions and other similar regulatory authorities in the provinces referred to above a preliminary short form prospectus in respect of the sale of the shares. The offering is subject to certain customary terms and conditions. Closing of the offering is expected to take place on or about November 3, 2010.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

Contact: Mark Utting, Vice-President, Investor Relations

Telephone: (416) 703-6298

Item 9.                                                         Date of Report

October 15, 2010.

Forward-looking Statements

Certain statements in this material change report are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on SEDAR at www.sedar.com.